Exhibit 99.2

Bioceres Crop Solutions and Marrone Bio Announce Merger Agreement

Combined company creates global leader in sustainable agricultural solutions

Bioceres obtains commitment for up to $45 million loan facility and conversion of existing convertible notes into shares and new term loan facility

ROSARIO, Argentina, and RALEIGH, N.C. – March 16, 2022 – Bioceres Crop Solutions Corp. (NASDAQ: BIOX) (Bioceres) and Marrone Bio Innovations, Inc. (NASDAQ: MBII) (MBI) announced today that they have entered into a definitive agreement to combine the companies in an all-stock transaction. Under the terms of the transaction, which has been unanimously approved by the Board of Directors of both companies, each share of MBI common stock will be exchanged at closing for ordinary shares of Bioceres at a fixed ratio of 0.088, representing a value of approximately $236 million, based on the Bioceres and MBI share prices at market close on March 15, 2022 and the number of current outstanding MBI shares.

This transaction will combine Bioceres’ expertise in bionutrition and seed care products with MBI’s leadership in the development of biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions. The companies together operate in 46 countries with approximately 640 employees, including two wholly owned manufacturing facilities and research and development (R&D) facilities located in Davis, California, and Rosario, Argentina.

“We are very excited about the value creation that will result from this combination for customers, employees and investors,” said Bioceres Chief Executive Officer Federico Trucco. “By combining our current commercialized products and pipelines, we will be in a position to serve all major agriculture input categories with low environmental impact, highly efficacious, biological based solutions.”

Trucco added, “MBI’s commercial footprint in North America and Europe will strongly complement our existing efforts in these geographies, while Bioceres’ leadership in Latin America will provide an excellent channel for MBI’s portfolio in these important row-crop markets. Together, we will create a winning platform in one of the most dynamic segments of agriculture.”

“Our merger has the potential to accelerate global reach, broaden our product offerings and expand our R&D programs,” said Kevin Helash, Chief Executive Officer of Marrone Bio. “Consumer and grower demand is accelerating for agricultural products that help produce safe, affordable food in a sustainable manner. We will be able to further serve that market opportunity and provide our distribution partners and our growers with greater returns on investment.” Helash noted that the merger is anticipated to generate $8 million in annual cost synergies, the majority of which relate to the elimination of duplicative public company expenses and consulting fees.

“MBI and Bioceres have a shared culture of innovation and entrepreneurial spirit. With complementary R&D capabilities, the combination unlocks many additional possibilities for further groundbreaking commercial solutions.” Helash concluded.

“Bioceres has a proven track record in successfully integrating and scaling up businesses that have cultures focused on the commercialization of innovation. Since we integrated Rizobacter just over five years ago, revenue almost tripled and margins have expanded, driving ~4x increase in EBITDA. Rizobacter had the team, the products, the industrial capabilities and strong customer relationships needed to materialize growth, and we partnered with their leadership to unlock the opportunity,” said Enrique Lopez Lecube, Bioceres’ CFO.

“Concurrent with Rizobacter’s acquisition, Bioceres negotiated a $45 million long-term loan, today fully repaid, that brought in the financial resources to execute on our ambitious plans. Similarly, today we are announcing that in connection with the merger, we have agreed to terms for up to $45 million in long-term committed capital in the form of a convertible loan. In addition to each company’s existing cash position, we estimate that pro forma cash will be around $100 million. Finally, we are also announcing the conversion to equity of 75% of the 2023 convertible loan, with the other 25% restructured into a new 4-year loan,” added Lopez Lecube.

“We are excited that the scale created by this combination with Bioceres can accelerate and expand the commercialization of Marrone’s existing products. The combined companies will have the quality, experience and depth of management as well as the financial resources to realize the full potential of Marrone’s pipeline,” said Dwight Anderson, Managing Partner at Ospraie Ag Science LLC, the largest shareholder of MBI.

The combined company will have a diverse customer base, product portfolio and geographic reach across a wide range of crops, positioned to serve the massive market opportunity emerging from the bio-reduction and replacement of chemical ag inputs. Key products in the combined companies’ R&D pipelines include Bioceres’ HB4 drought tolerance program in wheat and soybeans and MBI’s breakthrough research in bioherbicides. Additionally, MBI recently submitted regulatory packages for its novel bioinsecticide/bionematicide products MBI-306 and MBI-206 to the U.S. Environmental Protection Agency and Brazilian authorities for approval, respectively.

Transaction Details

The transaction is expected to close in the third quarter of calendar 2022, subject to the approval of MBI shareholders, regulatory clearance and other customary closing conditions. Shareholders representing approximately 49% of MBI’s outstanding shares of common stock have entered into customary transaction support agreements, agreeing to vote their shares in favor of the merger agreement and transactions contemplated thereby. Upon close, MBI shareholders will own approximately 16 million shares of Bioceres, with at least two individuals designated by MBI to be appointed to Bioceres’ board of directors.

Linklaters LLP is serving as legal counsel to Bioceres. Roth Capital Partners is serving as financial advisor to MBI, and Morrison & Foerster LLP is serving as legal counsel to MBI.

Bioceres Financing And Capitalization Update

In connection with the transaction, Bioceres has agreed to terms for a capital commitment with a principal amount between $37.5 million and $45 million in the form of a convertible loan. The loan will mature four years after closing and accrue interest at an annual rate of 9%, of which 5% will be payable in cash and 4% in-kind. At any time up to maturity the lenders will have the option to convert the loan into common shares of Bioceres at a strike price of $18 per share. Bioceres will have the option for a voluntary prepayment beginning 30 months after the date on which the loan has been effected.

Bioceres has also entered into an agreement with holders of a convertible note with an outstanding principal amount of $49.1 million that matures in March 2023. Under such agreement, and pursuant to the terms of the convertible note, the holders of the convertible note have committed to convert 75% of the outstanding principal amount into shares of common stock of Bioceres. The remaining 25% of the principal amount outstanding will be rolled into a new loan facility with a maturity of 4 years and no rights to convert into equity.

Under the proposed terms, the closing of the conversion of the existing convertible notes and closing of the related new term loan are expected to occur within six weeks, and the closing of the new convertible loan is conditioned on, and will occur simultaneously with the closing of the transaction.

The terms of the conversion, new term loan and new convertible loan described above are subject to negotiation and execution of customary definitive documentation.

Joint Conference Call

Bioceres Chairman & Chief Executive Officer Federico Trucco, Chief Financial Officer Enrique Lopez Lecube and Head of Investor Relations Rodrigo Krause, with MBI Chief Executive Officer Kevin Helash, will host a conference call to discuss the announcement, followed by a question-and-answer session. The conference call will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of each company’s website here, for Bioceres, and here, for MBI.

To access the call, please use the following information:

Date:	Thursday, March 17, 2022
Time:	8:30 a.m. EST, 5:30 a.m. PST
Toll Free dial-in number:	1-844-200-6205
Toll/International dial-in number:	1-929-526-1599
Conference ID:	811982
Webcast:	Click here

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have difficulty connecting with the conference call, please contact MZ Group at +1 (949) 491-8235.

The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available through March 24, 2022 following the conference.

Toll Free Replay Number:	1-866-813-9403
International Replay Number:	+44 204 525 0658
Replay ID:	962243

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

About Marrone Bio Innovations

Marrone Bio Innovations Inc. (NASDAQ: MBII) is a growth-oriented agricultural company leading the movement to environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The portfolio of 18 products helps customers operate more sustainably while increasing their return on investment. The company’s commercial products are sold globally and supported by a robust portfolio of more than 500 issued and pending patents. End markets include row crops; fruits and vegetables; trees, nuts and vines; and greenhouse production. Marrone Bio’s research and development program uses proprietary technologies to isolate and screen naturally occurring microorganisms and plant extracts to create new, environmentally sound solutions in agriculture. For more information, visit here.

Bioceres Crop Solutions Investor Relations Contact
Chris Tyson

Executive Vice President

MZ Group – MZ North America
(949) 491-8235

BIOX@mzgroup.us
www.mzgroup.us

Bioceres Crop Solutions:

Rodrigo Krause

Head of Investor Relations
investorrelations@biocerescrops.com

MBI Investor Relations Contact

530-750-2800
info@marronebio.com

Forward-Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, concerning Bioceres, MBI and the proposed transaction between Bioceres and MBI. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “seek,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Bioceres’, MBI’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transactions, including the acquisition of MBI and the financing transactions of Bioceres. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of Bioceres’ or MBI’s common stock and on Bioceres’ or MBI’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; the ability of Bioceres, MBI and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of Bioceres’ debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of Bioceres’ or MBI’s common stock and on Bioceres’ or MBI’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of MBI’s technology and operations into Bioceres; the risk of litigation or regulatory actions; the inability of Bioceres, MBI or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect Bioceres’ or MBI’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which Bioceres and MBI operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Bioceres’ Annual Report on Form 20-F for the fiscal year ended June 30, 2021, including in the sections thereof captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov and www.biocerescrops.com, and in MBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Trade Names,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.marronebio.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results and the timing of events to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Bioceres and MBI assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events, changes in its expectations, other circumstances that exist after the date as of which the forward-looking statements were made or otherwise), except as required by applicable law.

Important Additional Information

In connection with the proposed transaction, Bioceres Crop Solutions Corp. (“Bioceres”) will file a registration statement on Form F-4 (the “registration statement”) with the Securities and Exchange Commission (“SEC”), which will contain a proxy statement of Marrone Bio Innovations, Inc. (“MBI”), that also constitutes a prospectus of Bioceres (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC from time to time. Investors and security holders are urged to read the proxy statement/prospectus, as well as any amendments or supplements to those documents and other relevant documents filed with the sec when they become available because they will contain important information. When final, a definitive copy of the proxy statement/prospectus will be sent to MBI stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Bioceres or MBI. The documents filed by Bioceres with the SEC may be obtained free of charge at Bioceres’ website, at www.biocerescrops.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Bioceres by requesting them by mail at Bioceres Crop Solutions Corp., Investor Relations, Ocampo 210 bis, Predio CCT, Rosario Province of Santa Fe, Argentina. The documents filed by MBI with the SEC may be obtained free of charge at MBI’s website, at www.marronebio.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from MBI by requesting them by mail at Marrone Bio Innovations, Inc., Investor Relations, 7780-420 Briar Creek Parkway, Raleigh, NC 27617, or by telephone at (530) 750-2800.

Participants in the Solicitation

Bioceres and MBI and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about Bioceres’ directors and executive officers is available in Bioceres’ Annual Report on Form 20-F, filed with the SEC on October 29, 2021. Information about MBI’s directors and executive officers is available in MBI’s proxy statement dated April 26, 2021, for its 2021 Annual Meeting of Stockholders, and MBI’s Current Reports on Form 8-K, filed with the SEC on August 30, 2021 and February 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Bioceres or MBI using the sources as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.